Exhibit 99(a)(5)(viii)

Email Notice Sent to Employees on Monday, March 22, 2004, together with a copy of the press release filed herewith as Exhibit (a)(5)(vii).

Limited Brands issued the following information this afternoon regarding an extension to the current “Dutch Auction” tender offer. This means that the tender period scheduled to end on Thursday, March 25, 2004 has been extended to Friday, March 26, 2004. If you hold shares through the Savings and Retirement Plan (SARP) or the Employee Stock Purchase Plan (ESPP), your deadline to tender under those plans has been extended from Monday, March 22 to Tuesday, March 23, 2004.